Exhibit 6.1

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (“Agreement”) dated as of July 30, 2017 is entered by and among Kevin J. Ferguson, Thomas S. Ferguson, Stuart J. Ferguson and Christopher B. Ferguson (individually and collectively “Seller”) and Idea Lab X Products, Inc., a Nevada corporation (“Buyer”).

RECITALS

A.         Seller is the owner of one hundred percent (100%) of the issued and outstanding capital stock of Ferguson Containers, a New Jersey corporation (“Corporation” or “Company”).

B.          Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of Seller’s issued and outstanding capital stock of the Corporation, on the terms and conditions contained in this Agreement.

C.          Upon the closing of this Agreement, one hundred percent (100%) of the issued and outstanding shares of capital stock in the Corporation shall be owned by Buyer.

AGREEMENT

NOW, THEREFORE, incorporating all statements and recitals contained hereinabove, in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

1.           Purchase and Sale of Stock.  Subject to the terms and conditions of this Agreement, Seller agrees to sell, transfer, and assign to Buyer, and Buyer agrees to purchase, at the closing as defined in this Agreement, all of Seller’s issued and outstanding capital stock of the Corporation, consisting of 400 shares of capital stock (“Stock”), for a total purchase price equal to $876,500 plus 4,000,000 common shares of stock in Idea Lab X Products, Inc. (“Idea Lab X Stock”), Inc. as set forth herein.   At the closing, Seller shall deliver to Buyer a certificate or certificates evidencing the Corporation’s stock, in a form for transfer and duly endorsed to Buyer.  At the closing, and from time to time after the closing, Seller shall execute and deliver other documents and instruments, and take other actions, as Buyer may reasonably request, in order more fully to vest in Buyer all right, title, and interest, in and to the Corporation’s capital stock, and every other right, title, interest, claim, or demand of any kind that Seller may have in, to, or on any of the properties, assets, or business of the Corporation as of the date of the Closing Balance Sheet (as defined herein).

The total purchase price shall be paid as follows:

(a)         Buyer shall execute and deliver to Seller a promissory note secured by real property in the principal amount of $876,500 (the “Mortgage Note”).  The Mortgage Note shall provide for interest on the unpaid balance of the Mortgage Note at a rate of 6% per annum, amortized over 10 years, with a 3-year balloon payment due at maturity. The Mortgage Note shall be secured by real property located at 51 Lincoln Avenue, Washington, NJ 07882.  The Mortgage Note and Mortgage shall be in forms substantially similar to those attached as Exhibit “A”.

(b)         Buyer shall transfer to Seller 4,000,000 shares of Idea Lab X Stock in amounts set forth in the attached Exhibit “B”.

2.          Time and Place of Closing.  The closing shall be held in the State of New Jersey on or as of July 30, 2017 (“Closing”), or as otherwise agreed by the parties, at a location, date, and time mutually agreed upon by the parties.  This date shall also be the “effective date.”

3.          Seller’s Title to Stock.  Seller represents and warrants that Seller has good, absolute, and marketable title to the Stock, free and clear of all liens, claims, encumbrances, and restrictions; and Seller has the complete and unrestricted right, power, and authority to sell, transfer, and assign the Stock pursuant to this Agreement.

4.          Income Tax Treatment:  The parties acknowledge that the Corporation has elected to be taxed as a subchapter S corporation for state and federal income tax purposes, and agree that all income received by the Corporation prior to the Effective date shall be taxable to the Sellers and all income received by the Corporation on and after the Effective date shall be taxable to Buyer.

5.          Qualification to Do Business.  Seller represents and warrants that the Corporation is duly qualified as a corporation in good standing in each jurisdiction where the nature of its activities or its properties owned or leased makes qualification necessary.

6.          Duly Organized Corporation. Seller represents and warrants that the Corporation is a duly organized and validly existing New Jersey corporation in good standing with all requisite power and authority to carry on its business as currently conducted.

7.          Capitalization.  Seller represents and warrants that the Corporation is authorized to issue 10,000 shares of common stock, 400 of which are duly and validly issued and outstanding; and the Corporation has no authority to issue any other capital stock or other security.

8.          Closing Balance Sheet.   The Corporation has good and marketable title to all property and assets, subject to liabilities and obligations, reflected on the closing balance sheet of the Corporation dated as of September 30, 2017 (“Closing Balance Sheet”).

9.          Indebtedness.  Buyer acknowledges that Seller has provided and/or given Buyer access to true copies of all instruments relating to the Corporation’s long-term and short-term indebtedness.  Seller represents and warrants that the Corporation is not in any default or violation of any provision of its outstanding long-term or short-term indebtedness.  The Corporation shall continue to be liable for any debts arising from employment contracts with its employees.

10.         Tax Returns.  Seller represents and warrants that the Corporation has duly filed all federal, state, and local tax returns required to be filed by it and has paid all federal, state, and local tax returns required to be paid with respect to the periods covered by the returns.

11.         Compliance with Law and Instruments.  Seller represents and warrants that the business and operation of the Corporation have been and are being conducted in accordance with all applicable laws, rules, and regulations of all authorities, except those that do not materially and adversely affect the Corporation or its properties, assets, businesses, or prospects; that performance of this contract will not result in any breach of, constitute a default under, or result in the imposition of any lien or encumbrance on any property of the Corporation under any arrangement, agreement, or other instrument to which the Corporation or Seller is a party or by which either is bound or affected, and will not violate the certificate of incorporation, as amended, or the by-laws of the Corporation; and that the Corporation is not, and will not be by virtue of the transaction contemplated in this contract, in violation of its certificate of incorporation, as amended, its by-laws, or of any indebtedness, mortgage, contract, lease or other agreement or commitment.

12.         Operations.  Except as otherwise agreed to by the parties, after the date of the Closing Balance Sheet:

(a)  Seller shall cause the Corporation to operate only in the ordinary course of business.  Seller shall not cause the Corporation to enter into any transaction or perform any act that would constitute a breach of the representations, warranties, or agreements contained in this contract.

(b)  Operation of Business:  The Seller will not cause or permit the Corporation to engage in any practice, take any action, or enter into any transaction outside the ordinary course of business.  Seller will not enter into any contract or incur any obligation or payment in excess of $50,000.00 on behalf of the Corporation, and the Sellers will not cause or permit the Corporation to declare, set aside or pay any dividend or make any distribution with respect to its capital stock or redeem, purchase or otherwise acquire any of its capital stock.

(c)  Preservation of Business:  As enumerated hereinabove, the Sellers will cause the Corporation to keep its business and properties intact, including its present operations, physical facilities, working conditions, and relationships with lessors, licensors, supplies, customers, and employees.

(d)  Full Access:  As enumerated hereinabove, the Sellers will permit, and cause the Corporation to permit, Buyer and any representatives of the Buyer to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Corporation, to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to the Corporation.

(e)  Notice of Developments:  The Sellers will give prompt written notice to the Buyer of any material adverse development causing a breach of any of the statements, representations and warranties contained herein.

(f)  Exclusivity:  The Sellers will not cause of permit (i) the solicitations, initiation or otherwise encourage the submission of any proposal or offer from any person or entity relating to the acquisition of any capital stock or other voting securities, or any substantial portion of the assets, of the Corporation including, without limitation, any acquisition structured as a merger, consolidation, or share exchange, or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner, any effort or attempt by any person or entity to do or seek any of the foregoing.  Nor will the individual Sellers vote their shares in the Corporation in favor of any such acquisition structured as a merger, consolidation, or share exchange.

13.         Buyer’s Right of Examination.  Seller shall cause the Corporation to afford Buyer access, during normal business hours, to all of its business operations, properties, books, files, and records, and shall cooperate in Buyer’s examination of these. Until the closing, Buyer shall hold in confidence all information so obtained, and any document or instrument obtained by Buyer in connection with this contract, whether before or after the date of this contract, shall be held in express trust for and on behalf of Seller and the Corporation.

14.         Representations and Warranties of Sellers.  All statements of fact contained in any memorandum, certificate, instrument, or other document delivered by or on behalf of Seller for information or reliance pursuant to this contract shall be deemed representations and warranties by Seller under this contract. All representations and warranties of the parties shall survive the closing and all inspections, examinations, or audits on behalf of the parties.

In addition, to induce Buyer to purchase their shares, Sellers jointly and severally represent and warrant, the following:

(a)  Organization, Standing and Power:  The Corporation (i) is and has been throughout its corporate existence a corporation duly incorporated, validly existing and in good standing under the laws of the State of New Jersey, which includes but is not limited to having paid all taxes currently due, including income and franchise taxes, that there are no pending actions or proceedings that limit or impair the Corporation’s ability or power to engage in business or to otherwise dissolve the Corporation; (ii) is and has been throughout its corporate existence duly qualified to do business and in good standing in each United States jurisdiction, in particular the State of New Jersey, in which the nature of the business conducted by it and the property owned by it makes such qualification necessary, and (iii) has all requisite corporate power and authority to execute, deliver and perform this Agreement and consummate the transactions contemplated hereby and to perform the obligations hereunder.  This Agreement constitutes the valid and legally binding obligation of the Sellers, enforceable in accordance with its terms and conditions.  The Sellers need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

(b)  Capitalization and Stock Properly Issued: All of these shares held by the Sellers, are and will be at the time of Closing, validly issued, fully paid, and nonassessable.  The Corporation does not have, now will it have at the time of Closing, any obligations or commitments related to its shares which may require the Corporation to issue any shares except as required herein to be issued to Buyer.

(c)  Shares Free of Liens or Encumbrances:  Sellers’ shares are free of any liens, encumbrances, or agreements of any kind or nature, including any stockholder agreement or voting trust.

(d)  Articles of Incorporation and By-Laws:  The Corporation’s Articles of Incorporation and By-Laws are in full force and effect, have not been subsequently amended and the Corporation is not in violation of any of the provisions thereof.

(e)  Outstanding Rights to Purchase Shares:  There has not been issued or otherwise granted, any option, warrant or other right to purchase or convert any security or obligation into any shares of stock, nor have the Sellers agreed to issue or sell any shares of stock.

(f)  Investment in Others: No Subsidiary or Affiliate Interests:  The Sellers, and the Corporation in particular, are not, directly or indirectly, a shareholder of, have no equity investment in and do not control any corporation, partnership or other entity, subsidiary or affiliate and the Corporation and Sellers do not conduct any part of the business through any other entity, subsidiary or affiliate.  No employee, officer, director or stockholder or former employee, officer, director or stockholder of the Corporation has any interest in any property, tangible or intangible, including, without limitation, patents, trade secrets, other confidential business information, trademarks, service marks or trade names, used in or pertaining to the business of the Corporation.

(g)  Authorization of Agreement:  This Agreement has been duly and validly authorized, executed and delivered and constitutes a valid, and binding obligation of the Corporation and the Sellers.

(h)  Effect of Agreement: Non-Contravention:  The execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby in the manner contemplated herein will not (i) violate any constitution, provision of law, statute, rule or regulations to which the Sellers are subject, (ii) violate any judgment, order, writ, injunction, charges, decree or other restriction of about court, government or governmental agency; (iii) have any adverse effect on the Corporation’s compliance with any law, statute, rule, regulation order, decree, license, permit or authorization: or (iv) result in the breach of or conflict with and item, covenant, condition or provision of, require any notice or the modification or termination of, constitute a default under, result in the acceleration of or create in my party or entity the right to accelerate, terminate, modify or cancel or require under any agreement, contract, lease, license, instrument, or other arrangement to which any of the Sellers is a party by which any of them is bound or affected or from which the Corporation derives any benefit or to which any asset is subject, or result in the creation or imposition of any material lien, pledge, mortgages, claim charge or encumbrance upon any of the properties or assets of the Corporation.

(i)  No Consent Required or Required:  No consent, authorization, license, permit, registration or approval of, or exemption or other action by any governmental or public body, commission or authority is required in connection with either the execution, delivery or performance by the Sellers or Corporation of this Agreement, or in the issuance, sale and delivery of the shares or charge encumbrances of any kind or nature.

(j)  Tax Returns and Payments:  The Corporation has filed all federal state, local or foreign tax returns or reports required to be filed by it, and each such return or report is true, complete and correct in all material respects, and is not in default with respect to the payment of any taxes, assessments, fees or other governmental charges (U.S., foreign, state, local or other) upon it or upon any of its properties, assets, income or franchises which are due and payable and has paid all taxes shown on its returns, have become due or are otherwise due to demand, deficiency letter or similar assessment.  The Internal Revenue Service, or any taxing authority, has not audited any tax returns of the Corporation for any year, and no deficiencies or other adjustment with regard to any tax return is claimed asserted or proposed.  Nor is the Corporation in receipt of any notice of an intention to audit not is there any ongoing audit by the IRS or other taxing authority in progress and no waiver of assessment is outstanding.  There is not in force any extension of time with respect to the due date for the filing of any tax return of or with respect to the Corporation, or any waiver of agreement for any extension of time for the assessment or payment of any tax of or with respect to the Corporation.  The total amounts set up as liabilities for current and deferred taxes on the balance sheet or the Corporation are sufficient to cover the payment of any and all taxes, whether or not assessed or disputed, which are, or are hereafter found to be, or to have been, due by or with respect to the Corporation up and through the periods covered thereby provision having been made therefore.  The reserves, on its books and financial statements in respect of taxes for which it is or may be liable for all fiscal periods to date are adequate.  In particular, the Corporation’s federal income tax returns for all taxable years including those ended December 31, 2014, December 31, 2015 and December 31, 2016, or such other periods reflective of those approximate periods, have not been audited by the IRS.  The Corporation has withheld or collected from each payment made to each of its employees, directors and officers the amount of all taxes required to be withheld or collected there from and has paid the same to the proper tax receiving authority as required.

(k)  No Material Change or Restrictions:  Except as otherwise agreed to by the parties (i) since the Closing Balance Sheet (A) there has been no change in the business, financial condition, operations or affairs of the Corporation and (B) there has been no declaration or payment of any dividend or other distribution by the Corporation in respect of, or any direct or indirect retirement, redemption, purchase or other acquisition of any shares of capital stock of the Corporation.

(l)  Litigation:  The Corporation is not involved in any material pending litigation, action, claim, proceedings, governmental investigation, inquiry or other proceeding and to the best of the Sellers’ knowledge, no material litigation, claim, assessment or governmental investigation or proceeding is threatened which might reasonably be expected to result in any material change in the business or condition, financial or otherwise, of the Corporation or in any of its properties or assets or which might reasonably be expected to result in any material liability on the part of the Corporation of which questions of validity of this Agreement or which would, in the case of officers, directors or employees of the Corporation, impair their ability to carry out their duties as such officers, directors, or employees now or in the future, or which might reasonably be expected to otherwise adversely affect the Corporation, or of any action taken or to be taken pursuant to or in connect on with the provisions of this Agreement.  The Sellers represent that it is not involved in any pending material litigation or governmental investigation or proceeding which would to be best of their knowledge and information, affect their ownership of the Corporation’s shares or their ability to enter into this Agreement or to carry out its terms and conditions.  The Sellers further covenant that to the best of their knowledge and information, no litigation, action, claim, proceedings, assessment or governmental investigation, inquiry or proceedings of any kind exists or is threatened.  There is not in existence any order, judgment or decree of any court or other tribunal or any agency enjoining or requiring the Corporation to take action of any kind or to which the Complaint, its business, properties or assets are subject or bound.

(m)  Accuracy of Financial Records and Accounts:  The financial records and accounts of the Corporation and complete and correct in all material respects and accurately reflect in all material respects the nature, extent and purpose of the assets, liabilities, receipts, disbursements and transactions recorded therein.

(n)  Material Contracts:  Buyer acknowledges that Seller has provided and/or given Buyer access to true copies of any material contracts or agreements to which the Corporation is a party which are (i) for the future purchase or sale of products, materials, merchandise, inventories, supplies, services or equipment, (ii) continuing over a period, including any option to renew or more than one (1) year from its date; (iii) for any lease of property, (iv) for capital improvements or expenditures; (v) for the borrowing of money or for a line of credit, (vi) with the individual Sellers or any current or former shareholder, director, officer or employee of the Corporation or with spouse or relative of any of the aforementioned; (vii) with respect to security interests, liens, pledges, charges, encumbrances, options, rights of first refusal, mortgages, indentures, or security agreements entered into, (viii) not made in the ordinary course of business; (ix) pursuant to which its right to compete with any corporation, business, trust, firm, partnership, joint venture, entity or organization, in the conduct of any business, is restrained or restricted for any reason or in any way; (x) with any labor union or organization representing employees; (xi) for any bonus, pension, profit sharing, retirement, severance, termination pay, stock purchase, incentive or deferred compensation, stock option, medical, hospitalization, accident, insurance, or similar plan or practice, formal or informal, in effect with respect to any of its directors, officers, employees or others; or (xii) for the employment of any person.  The Corporation has complied with all obligations required to be performed by it to date under all prior contracts and no event has occurred which would constitute a breach or default by any party thereto, would cause acceleration by any party thereto, would permit termination by any party thereto, or would cause the creation of any lien, encumbrance, or security interest in or upon any of the Corporation’s assets.

(o)  Compliance with Laws:  The Corporation has complied and it complying with all laws or statutes, rules, regulations, orders or decrees promulgated by any governmental authority, or any department, bureau, board, agency or instrumentality relating to the ownership and/or operation of its properties and business and issuance or sale of tis shares; there are no laws, statutes, rules, regulations, orders or decrees outstanding which require actions or expenditures by or on behalf of the Corporation other than those required of corporations of like character, business and/or locations; the Corporation has not received any notice of alleged violation of any law, statute, rule, regulation, order or decree; and any and all filings, licenses, permits, approvals, applications and authorizations required by law in connection with the operation of the Corporation of the issuance and sale of its shares have been made or obtained and are in full force and effect, and no revocation or limitation of any thereof is pending or threatened.

(p)  Employee Benefit Plans and Policies:  The Corporation does not maintain or have an obligation to contribute to, and has at no time since the effective date of ERISA, maintained or had an obligation to, any “employee pension benefit plan” as defined by Section 3(2) of ERISA with regard to any employee, past or present, and the Corporation is not and has not at any time since the effective date of the Multiemployer Pension Plan Amendment Act of 1980 been a party to, or during such period make any contribution to, and “Multiemployer Plan” as defined in Section 3(37) of ERISE (collectively the “Plans”) with regard to any employees, past or present except a certain SIMPLE IRA plan.

(q)  Labor Matters:  The Corporation is not a party to any collective bargaining agreement, and to the best of the knowledge of the Corporation and the individual Sellers, the Corporation is in compliance in all material respects with all federal, state or other applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and has not and it not engaged in any unfair labor practices.

(r)  Insurance:  Seller has provided true copies of all policies of insurance currently in effect relating to the business or operations of the Corporation.  Such insurance policies are in full force and effect.  The Corporation, and any and each of its subsidiaries, is currently insured, and since the inception of operations by the Corporation, and any and each of its subsidiaries, as the case may be, has been insured, against such risks as companies engaged in the same or substantially similar business would, in accordance with good business practice, customarily by insured.  The Corporation has given in a timely manner to its insurers all notices required to be given under such insurance policies with respect to all claims and actions covered by insurance, no insurer has denied coverage of any such claims or actions or reserved its rights in respect of or rejected any of such claims.  The Corporation has not received any notice or other communication from any such insurer cancelling or materially amending any of such insurance policies, and no such cancellation is pending or threatened.  The execution of this Agreement and the consummation of the transactions contemplated hereby will not cause such insurance policies to lapse, terminate or be cancelled and will not result in any party thereto having the right to terminate or cancel such insurance policies.

(s)  Continuation of Business:  Except as otherwise agreed to by the parties, Seller will (1) keep the business and organization of the Corporation intact until the time of Closing; and (2) carry on the business of the Corporation in its usual manner until the time of Closing.  This includes paying all debts when due in the usual course of business.  Sellers will, however, solely carry on the transactions required or permitted by this Agreement and the transactions constituting the usual operations of the Corporation.  The Corporation has not since the date of the Closing Balance Sheet, and will not thereafter, engage in any transaction that is not in the ordinary course of its business and not without notice to and approval of Buyer.  This includes the following actions, or any agreement to take the following actions:

(i)  Dividends, Recapitalizations, Redemptions:  Will not disclose, set aside or pay any dividends, or many any distribution or recapitalization or any of its stock, or the redemption, purchase or acquisition of any of its capital stock, or payment or redemption of any of its long-term indebtedness;

(ii)  Disposition of Assets, Mergers, Liquidation, Claims, Debt:  Will not sell, lease or transfer any of its property or assets including but not limited to by merger or consolidation with another corporation, or a liquidation or dissolution, and will not waive or release any claim or right of value or cancel any debt or claim held by the Corporation;

(iii)  Loans:  Will not make (A) any loan or credit advance to any person or entity, including any officer, director, employee or shareholder of the Corporation, (B) any guarantee of any obligation or liability of any person or entity, (C) any new or extended indemnification of any person or entity, or (D) any acquisition of the stock or the obligations of any person;

(iv)  Borrowings:  Will not incur or agree to incur any indebtedness whether or not in the ordinary course of its business, including any guarantees, endorsements or other liabilities, and will not pay, redeem or otherwise discharge any other form of indebtedness;

(v)  Liens:  Will not permit or allow the creation of any mortgage, lien, pledge, claim, charge or encumbrance whatsoever upon its properties or assets other than those set forth in Exhibit “F,” and since the date of the last balance sheet, the principal amounts and interest rates set forth in that Exhibit have not increased;

(vi)  Salary Increases:  Granted any increases in the salaries, retirements or fringe benefits to any of its officers, employees or agents.

(vii)  Obligations:  Will not incur or agree to incur any new liability or obligation, absolute or contingent;

(viii)  Capital Expenditures:  Will not authorize any additional capital expenditures;

(ix)  Articles of Incorporation and By-Laws:  Will not amend its Articles of Incorporation or By-Laws;

(x)  Investments:  Will not make any investment in any corporation, firm, joint venture or person;

(xi)  Accounting:  Will not make any change in any method of accounting or accounting practice;

(xii)  Acts or Omissions:  Will not do or permit any act or omission to act which will cause a breach of any material provision of any contract or commitment to which the Corporation is a party;

(xiii)  Business Ventures:  Will not enter into any transaction of merger or consolidation or enter into or participate in the establishment of any joint venture, partnership, firm, corporation, Corporation or other business organization;

(xiv)  Actions and Claims:  Will diligently pursue and defend all actions, suits, claims and proceedings in which the Corporation may become involved.

(t)  Access to Business, Properties and Accounts:  Buyer will be permitted to have access to the business operations of the Corporation, investigate the properties and financial condition of the Corporation, by having access to there properties and all the books and records of the Corporation.  Sellers will provide Buyer’s representative(s) with all date concerning the Corporation that Buyer may reasonable request.

(u)  Disclosures:  Buyers have been informed of all matters concerning or relating to the Corporation or its affairs, assets and business which are or could be deemed material to making an informed judgment as to whether to enter into this Agreement.  No statement, representation or warranty to Buyer contained in this Agreement, and no statement contained in the Exhibits or any Schedule attached hereto, no certificate, list or other writing furnished to Buyer contains any untrue statement of material fact or omits to state a material fact necessary in order to make the statements herein or therein misleading.  Each statement contained in this Agreement, the Exhibits or any Schedule attached hereto, and any certificate, list, document or other writing delivered pursuant hereto or in connection with the transactions contemplated hereby shall be deemed a statement, representation and warranty for all purposes of this Agreement.

(v)  Brokers’ Fees:  As indicated herein below, no broker has been involved in the transaction contemplated hereunder and the Sellers have no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Buyer could become liable or obligated.

(w)  Statements, Representations and Warranties Correct and Complete: Waiver; Survival:  All statements, representation and warranties are correct and complete, there are no other matters to which Buyer should be informed or otherwise apprised and it is acknowledged that Buyer is relying hereon as an inducement to enter the underlying transaction.  The insiders waive any and all rights, defenses and claims against or in regards to, the Corporation for breach by the Corporation of any of its aforesaid statements, representations and warranties.  All statements, representations and warranties shall survive Closing.

(x)  Inducement and Reliance:  All statements, recitals, representations, warranties, covenants and conditions that are contained in this Agreement, are made for the purpose of inducing the Buyer to enter into this Agreement and are accurate and complete and made with the express understanding and acknowledgement that Buyer is relying thereon.

15.         Records of the Corporation.  For a period of seven (7) years following the closing date, the books of account and records of the Corporation pertaining to all periods prior to the closing date shall be available for inspection by Seller for use in connection with tax audits.

16.         Termination of Restrictions at Closing.  Seller, individually and collectively, agree by and between themselves and by and between Seller and Buyer, that any restrictions on transfer of stock of the Corporation shall be deemed terminated and extinguished as of the date of Closing, and the Seller, individually and collectively, waive any rights created thereunder.

17.         Conditions Precedent to Buyer’s Obligations.  The obligations of the Buyer to purchase the issued and acquired shares of the Corporation as contemplated in this Agreement are subject to the accuracy, as of Closing, of the representations and warranties made to Buyer that are contained herein and to the satisfaction of all the following conditions:

(a)  Upon completion of the Closing, the Buyer shall own all, one hundred percent (100%) of the authorized, issued and outstanding capital stock of the Corporation free of any and all liens or encumbrances and which shares shall have been duly issued and full paid and nonassessable;

(b)  The Sellers shall have supplied Buyer with all certificates, resolutions, documents and opinions with respect to the transaction contemplated by this Agreement as required and otherwise requested;

(c)  No changes shall have occurred of any kind or nature which, in Buyer’s opinion, prohibits impedes or adversely affects in any way the Buyer’s participation in the transaction contemplated in this Agreement;

(d)  All statements, recitals, representations and warranties enumerated in this Agreement shall be true and correct in all material respects at the time of execution of this Agreement and at and as of the Closing Date, including without limitation, that the Corporation is validly organized and in good standing in the jurisdictions in which it conducts business;

(e)  Sellers must have performed and complied with all of their covenants hereunder in all material respects through the Closing;

(f)  No action, suit or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (iii) affect adversely the right of the Buyer to own the Shares and to control the Corporation, or (iv) affect materially and adversely the right of the Corporation to own its assets and to operate its business and no such injunction, judgment, order, decree, ruling or charge shall be in effect; and

(g)  All appropriate action shall have been taken by Sellers to have the board of directors of the Corporation appointed by the Buyer;

The Buyer may waive any condition specified in this provision provided such waiver is given prior to or at Closing.  If for any reason any of the aforesaid conditions have not been satisfied, all obligations of the Buyer may be terminated by Buyer without any further liability to them.

18.         Indemnification:   Sellers, hereby undertake and agree, jointly and severally, to indemnify and hold the Buyer harmless on and after the closing with respect to any claim, action, demand, loss, cost, expense, liability, penalty, or damages, including counsel fees and other costs and expenses reasonably incurred in investigating or in attempting to avoid or oppose the imposition of damages or in enforcing this indemnity, resulting to Buyer from any of the following:

(a)  Any inaccurate representation made by or on behalf of Sellers in or pursuant to this contract;

(b)  Breach of any of the warranties made by or on behalf of Sellers in or pursuant to this contract;

(c)  Breach or default in the performance by Sellers of any of the obligations to be performed by it under this contract;

(d)  The Corporation's failure in any respect to perform any obligation required by it to be performed at or prior to the date of this contract or at or prior to the closing date, or because of any default of the Corporation, at the date of this contract or at the closing date, under any of the contracts, agreements, leases, documents, or other commitments to which it is a party or by which it is otherwise bound or affected;

(e)  Any liability, known or unknown, absolute or contingent, arising from any transaction, obligation, claim, potential claim, act or failure to act, or any other liability not expressly assumed by Buyer herein, for any period prior to the effective date hereof.

Sellers shall reimburse Buyer on demand for any payment made by Buyer at any time after the closing, based on the judgment of any court of competent jurisdiction or pursuant to a bona fide compromise or settlement of claims, demands, or actions, in respect to any damages to which the foregoing indemnity relates.  Buyer shall give Sellers prompt written notice of any litigation threatened or instituted against the Corporation that might constitute the basis of a claim for indemnity by Buyer against Sellers.  Notwithstanding any other provision in this contract, Buyer shall have the right to set off against any notes or payments it may otherwise owe to Sellers any amount for which Buyer would be entitled to indemnification or, at Buyer’s sole option, to elect rescission of the purchase and return of all payments to Sellers.

19.         Covenant Not to Compete.  (a) The Buyer and the Sellers acknowledge that Buyer’s agreement to enter into this Agreement and the consummation of the transactions contemplated hereby, constitutes full and adequate consideration in respect of the following non-competition undertaking and that the covenants of the Sellers contained herein form a material inducement of the Buyer to purchase the Purchased Assets and Property.  In accordance with the foregoing, the covenants of the Sellers set forth herein are separate and independent covenants for which valuable consideration has been provided, the receipt and sufficiency of which are acknowledged.  The Sellers agree that during the period from the date hereof through the first anniversary of the date hereof (the “Restricted Period”), the Sellers will not, other than through the Buyer, and for the benefit of the Buyer:

(i)	directly or indirectly, invest in, own, manage, operate, finance, control or participate in the ownership, management, operation, financing, or control of, lend the Sellers’ credit to, or render services or advice to, any business or Person that engages or conducts any business engaged in or conducted by the Buyer anywhere within the United States;

(ii)	directly or indirectly, either for Sellers or any other person, hire any of the officers or directors or other persons employed by the Buyer, or solicit or induce such persons to leave the employ of the Buyer; or

(iii)	directly or indirectly, approach or seek business from any current customer of Corporation or any party which was a customer of Corporation within two years prior to the Closing, refer business from any customer to any enterprise or business or be paid commissions based on business sales received from any customer by any enterprise or business.

(b)  Extension of Restricted Period.  The Restricted Period shall be extended by the length of any period during which the Sellers or any Stockholder, as applicable, is in breach of the terms of Section 19(a).

(c)  Acknowledgment.  Each of the Sellers acknowledges that the covenants of the Sellers set forth in this Section 19 are an essential element of this Agreement and that, but for the agreement of the Sellers to comply with these covenants, the Buyer would not have entered into this Agreement.  Each of the Sellers acknowledges that this Section 19 constitutes an independent covenant and shall not be affected by performance or nonperformance of any other provision of this Agreement by the Buyer.  The Sellers have independently consulted with their respective counsel and after such consultation agrees that the covenants set forth in this Section 19 are reasonable and proper.

20.         Expenses.  Each party shall bear all expenses incurred by it in connection with this contact and in the consummation and preparation for the transactions contemplated in this contract.

21.         Amendment and Waiver.  This contract may be amended or modified at any time and in all respects, and any provision may be waived, by an instrument in writing executed by Buyer and Seller or by either of them in the case of a waiver.

22.         Assignment.  Neither this contract nor any right created by this contract shall be assignable by either party without the prior written consent of the other. Nothing in this contract is intended to confer on any person, other than the parties and their successors, any rights or remedies under or by reason of this contract.

23.         Notices. Any notice, communication, request, reply, or advise (“notice”) required or permitted to be given, made, or accepted by either party under this contract must be in writing and may be given or served by depositing it in the United State mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, or by delivering it in person to the party to be notified. Notice deposited in the mail shall be effective only if and when received by the party to be notified. For purposes of notice the addresses of the parties shall be as follows until changed by notice:

Buyer:

Idea Lab X Products, Inc.

909 New Brunswick Avenue

Alpha, NJ 08865

Sellers:

Kevin J. Ferguson

1010 Seashore Road

Cape May,  NJ  08204

Thomas S. Ferguson

500 Fairbanks Street

Phillipsburg,  NJ  08865

Stuart J. Ferguson

125 S. Delaware Drive - Lot 6

Easton,  PA  18042

Christopher B. Ferguson

1758 Red Hawk Way

Bethlehem, PA 18105

24.         Headings.  Headings contained in this contract are for reference purposes only and shall not affect in any way the meaning or interpretation of this contract.

25.         Counterpart Execution.  This contract may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

26.         Parties in Interest.  All of the terms and provisions of this contract shall be binding on and inure to the benefit of and be enforceable by Buyer and Seller, their heirs, executors, administrators, successors, and assigns.

27.         Integrated Contract. This contract constitutes the entire agreement between the parties, and there are no agreements, understandings, restrictions, warranties, or representations between the parties other than those set forth or provided for in this contract.

28.         Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any Party under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom, and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

29.         Choice of Law. It is the intention of the parties that the laws of the State of New Jersey should govern the validity of this contract, the construction of its terms and the interpretation of the rights and duties of the parties.

30.         Consent to Jurisdiction, Venue.  The Seller and Buyer agree that any action or proceeding relating in any way to this Agreement may be brought and enforced in the State of New Jersey, and each irrevocably submits to the jurisdiction of such court and waives any objection to the laying of venue in such court or any claim that such court is an inconvenient forum.

31.         JURY WAIVER.  SELLER AND BUYER HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM, WHETHER IN CONTRACT OR TORT, AT LAW OR IN EQUITY, ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT.

[SIGNATURES ON THE FOLLOWING PAGE]

DATED:	SELLER

	/s/ Kevin J. Ferguson	[signature]
Kevin J. Ferguson

	/s/ Thomas S. Ferguson	[signature]
Thomas S. Ferguson

	/s/ Stuart J. Ferguson	[signature]
Stuart J. Ferguson

	/s/ Christopher B. Ferguson	[signature]
Christopher B. Ferguson

BUYER

IDEA LAB X PRODUCTS, INC.

	/s/ Christopher B. Ferguson	[signature]
By:
Title:

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